Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated September 10, 2019

Registration No. 333-226944

Supplementing the Preliminary

Prospectus Supplement dated September 10, 2019

and Prospectus dated August 20, 2018

HOSPITALITY PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated September 10, 2019 to the prospectus dated August 20, 2018.

PRICING TERM SHEET

Issuer:	Hospitality Properties Trust
Securities:	4.350% Senior Notes due 2024 (the “2024 Notes”) 4.750% Senior Notes due 2026 (the “2026 Notes”) 4.950% Senior Notes due 2029 (the “2029 Notes”)
Ranking:	Senior Unsecured
Format:	SEC Registered
Expected Ratings:

2024 Notes: Baa3 (Stable) / BBB- (Negative) (Moody’s / S&P)

2026 Notes: Baa3 (Stable) / BBB- (Negative) (Moody’s / S&P)

2029 Notes: Baa3 (Stable) / BBB- (Negative)  (Moody’s / S&P)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	September 10, 2019
Settlement Date:

September 18, 2019 (T+6); under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle (T+6), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing of the notes or the next three succeeding business days should consult their own advisor.

Principal Amounts:	2024 Notes: $825,000,000 2026 Notes: $450,000,000 2029 Notes: $425,000,000
Interest Payment Dates:	2024 Notes: April 1 and October 1, commencing April 1, 2020 2026 Notes: April 1 and October 1, commencing April 1, 2020 2029 Notes: April 1 and October 1, commencing April 1, 2020
Maturity Dates:	2024 Notes: October 1, 2024 2026 Notes: October 1, 2026 2029 Notes: October 1, 2029
Benchmark Treasury:	2024 Notes: 1.250% U.S. Treasury due August 31, 2024 2026 Notes: 1.375% U.S. Treasury due August 31, 2026 2029 Notes: 1.625% U.S. Treasury due August 15, 2029
Benchmark Treasury Price and Yield:	2024 Notes: 98-14¼ / 1.576% 2026 Notes: 98-06 / 1.651% 2029 Notes: 99-07+ / 1.709%
Spread to Benchmark Treasury:	2024 Notes: + 280 basis points 2026 Notes: + 312.5 basis points 2029 Notes: + 337.5 basis points
Yield to Maturity:	2024 Notes: 4.376% 2026 Notes: 4.776% 2029 Notes: 5.084%
Coupon (Interest Rate):	2024 Notes: 4.350% per annum 2026 Notes: 4.750% per annum 2029 Notes: 4.950% per annum

Price to Public:

2024 Notes: 99.882% of principal amount of the 2024 Notes, plus accrued interest, if any, from September 18, 2019

2026 Notes: 99.844% of principal amount of the 2026 Notes, plus accrued interest, if any, from September 18, 2019

2029 Notes: 98.954% of principal amount of the 2029 Notes, plus accrued interest, if any, from September 18, 2019

Optional Redemption:

2024 Notes: Make-whole call at any time based on U.S. Treasury plus 45 basis points. If the notes are redeemed on or after September 1, 2024 (one month prior to the stated maturity of the 2024 Notes), the make-whole amount will be zero.

2026 Notes: Make-whole call at any time based on U.S. Treasury plus 50 basis points. If the notes are redeemed on or after August 1, 2026 (two months prior to the stated maturity of the 2026 Notes), the make-whole amount will be zero.

2029 Notes: Make-whole call at any time based on U.S. Treasury plus 50 basis points. If the notes are redeemed on or after July 1, 2029 (three months prior to the stated maturity of the 2029 Notes), the make-whole amount will be zero.

Special Mandatory Redemption:

As described in the Preliminary Prospectus Supplement, if the SMTA Transaction (as defined in the Preliminary Prospectus Supplement) or the Purchase Agreement (as defined in the Preliminary Prospectus Supplement) is terminated on or at any time prior to December 31, 2019, special mandatory redemption at the Special Mandatory Redemption Price (as defined in the Preliminary Prospectus Supplement).

CUSIP / ISIN:	2024 Notes: 44106M AZ5 / US44106MAZ59 2026 Notes: 44106M BA9 / US44106MBA99 2029 Notes: 44106M BB7 / US44106MBB72
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC
Joint Lead Managers:	BMO Capital Markets Corp. Regions Securities LLC SMBC Nikko Securities America, Inc. UBS Securities LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Samuel A. Ramirez & Company, Inc. FTN Financial Securities Corp

The issuer has filed a registration statement (including a prospectus dated August 20, 2018 and a preliminary prospectus supplement dated September 10, 2019) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, RBC Capital Markets, LLC toll-free at (866) 375-6829, or Wells Fargo Securities, LLC toll-free at (800) 645-3751.